UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)



                                  Milacron Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares - Par Value $.01
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    598709103
                                 (CUSIP Number)

          Steven N. Isaacs                         Matthew M. Weber
         Glencore Finance AG               Cadwalader, Wickersham & Taft LLP
         Baarermattstrasse 3                  One World Financial Center
            CH-6341 Baar                       New York, New York 10281
             Switzerland                            (212) 504-6000
         011-41-41-709-2340
    ------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)



                                 October 2, 2007
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP No. 598709103                                   Page 2 of 38
---------------------------                           --------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore Finance AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0
    NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY          57,500 (1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH            0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       57,500 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       57,500 (1)

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.51%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO

--------------------------------------------------------------------------------
       (1) Shares reported consist of 57,500 shares of common stock issuable upon exercise of the certain warrants beneficially owned by Glencore (as defined below).
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 598709103                                   Page 3 of 38
---------------------------                           --------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore International AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) WC

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0
    NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY          57,500 (1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH            0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       57,500 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       57,500 (1)

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.51%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO, HC

--------------------------------------------------------------------------------
       (1) Shares reported consist of 57,500 shares of common stock issuable upon exercise of the certain warrants beneficially owned by Glencore.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 4 of 38
---------------------------                           --------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore Holding AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0
    NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY          57,500 (1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH            0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       57,500 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       57,500 (1)

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.51%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO, HC

--------------------------------------------------------------------------------
       (1) Shares reported consist of 57,500 shares of common stock issuable upon exercise of the certain warrants beneficially owned by Glencore.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 5 of 38
---------------------------                           --------------------------


                                  INTRODUCTION

            This Amendment No. 6 to Schedule 13D amends and supplements the
Schedule 13D filed by Glencore Finance AG ("Glencore Finance"), Glencore International AG ("Glencore International") and Glencore Holding AG ("Glencore Holding", and collectively with Glencore Finance and Glencore International, "Glencore") and certain other reporting persons on March 22, 2004, as amended and supplemented by Amendment No. 1 thereto filed on June 21, 2004, Amendment No. 2 thereto filed on June 6, 2005 and Amendment No. 3 thereto filed on March 22, 2006, Amendment No. 4 filed by Glencore on April 11, 2006, and Amendment No. 5 thereto filed on February 5, 2007 (as amended and supplemented, the "Schedule 13D").

            This Amendment No. 6 relates to the sale of all 287,500 shares of the Series B Convertible Preferred Stock (as defined below) owned by Glencore Finance to Ohio Plastics, LLC, a wholly-owned affiliate of Bayside Capital, Inc., on October 2, 2007. Accordingly, Item 4, Item 5, Item 6 and Item 7 of
Schedule 13D are hereby amended and supplemented as follows:

ITEM 4.     PURPOSE OF TRANSACTION.

            Not applicable.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Milacron has 5,508,129 shares of common stock (the "Common Stock") outstanding as of July 31, 2007, according to Milacron's Form 10-Q for the fiscal quarter ended June 30, 2007. The total number of shares of Common Stock that Glencore beneficially owns is 57,500 shares, comprised of shares represented by the warrants held by Glencore Finance. In the aggregate, Glencore's beneficial ownership of shares of Common Stock represents approximately 0.51% of Milacron's total outstanding shares of Common Stock as of the date hereof, after taking into account (i) the approximately 5,714,286 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and (ii) the 100,000 shares of restricted Common Stock issuable upon exercise of the warrants. The foregoing calculation excludes any accrued but unpaid dividends that may be "paid-in-kind" (in the form of shares of Series B Convertible Preferred Stock that may be converted into shares of Common Stock) to holders of the Series B Convertible Preferred Stock pursuant to the terms thereof.

            (b) Glencore Finance has shared power with Glencore International and Glencore Holding to vote, or to direct the voting of, all of the common shares issuable upon exercise of the warrants reported as beneficially owned by Glencore. Glencore Finance has shared power with Glencore International and Glencore Holding to dispose of, or to direct the disposition of, all of the common shares issuable upon exercise of the warrants reported as beneficially owned by Glencore.

            (c) On October 2, 2007, Glencore Finance and Ohio Plastics, LLC, a wholly-owned affiliate of Bayside Capital, Inc., executed a Securities Purchase Agreement of even date

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 6 of 38
---------------------------                           --------------------------


therewith (the "Securities Purchase Agreement") evidencing the terms and conditions of a privately negotiated sale by Glencore Finance of all 287,500 shares of 6.0% Series B Convertible Preferred Stock issued by Milacron Inc. ("Milacron") in June 2004 (the "Series B Convertible Preferred Stock") owned by Glencore Finance to Ohio Plastics, LLC for an aggregate purchase price of $17,937,500, or approximately $69.32 per share. Other than as set forth in the immediately preceding sentence, neither Glencore nor, to the best of Glencore's knowledge, any person listed on Annex 1, has effected any transactions in the Common Stock, the warrants or the Series B Convertible Preferred Stock during the past sixty days.

            (d) As of October 2, 2007, Ohio Plastics, LLC, a wholly-owned affiliate of Bayside Capital, Inc., has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in Item 5(c) above.

            (e) On October 2, 2007, Glencore ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            In connection with the transaction described in Item 5(c) above, Glencore Finance and Ohio Plastics, LLC executed the Securities Purchase Agreement. In addition, immediately prior to the execution of the Securities Purchase Agreement, Glencore Finance and Milacron executed that certain Voting Agreement, dated October 2, 2007 (the "Voting Agreement"), evidencing Glencore's commitment to vote in favor of certain amendments to Milacron's charter at a special meeting of shareholders of Milacron. A copy of the Voting Agreement is attached as Exhibit 10.22 to Milacron's Form 8-K filed on October 5, 2007.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            A joint filing agreement executed by Glencore Finance, Glencore International and Glencore Holding is annexed hereto as Exhibit 1. A true and correct copy of the Securities Purchase Agreement is annexed hereto as Exhibit
2. A true and correct copy of the Voting Agreement is annexed hereto as
Exhibit 3.

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 7 of 38
---------------------------                           --------------------------


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2007

                                       GLENCORE FINANCE AG


                                       By:   /s/ Andreas Hubmann
                                          ------------------------------------
                                          Name:  Andreas Hubmann
                                          Title: Director


                                       By:   /s/ Steven Isaacs
                                          ------------------------------------
                                          Name:  Steven N. Isaacs
                                          Title: Director


                                       GLENCORE INTERNATIONAL AG


                                       By:   /s/ Lotti Grenacher
                                          ------------------------------------
                                          Name:  Lotti Grenacher
                                          Title: Officer


                                       By:   /s/ Andreas Hubmann
                                          ------------------------------------
                                          Name:  Andreas Hubmann
                                          Title: Officer


                                       GLENCORE HOLDING AG


                                       By:   /s/ Willy Strothotte
                                          ------------------------------------
                                          Name:  Willy R. Strothotte
                                          Title: Chairman


                                       By:   /s/ Andreas Hubmann
                                          ------------------------------------
                                          Name:  Andreas Hubmann
                                          Title: Director

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 8 of 38
---------------------------                           --------------------------


                                     Annex 1

Set forth below are the names, business addresses and present principal occupations of the executive officers and directors of Glencore Finance, Glencore International and Glencore Holding. The executive officers of Glencore Holding are the directors of Glencore Holding. The executive officers of Glencore International are the persons listed as directors whose principal occupation is with Glencore International. The executive officer of Glencore Finance is the person listed as director whose principal occupation is with Glencore Finance. Unless otherwise indicated, the present principal occupation of each person is with Glencore International. If no business address is given, the director's or executive officer's address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.

Directors of Glencore Finance

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------- ------------------ -------------
Steven N. Isaacs         Chairman and Managing                      South Africa
                         Director of Glencore
                         Finance AG

Andreas P. Hubmann       Officer of Glencore
                         International AG --
                         Accounting

Barbara A. Wolfensberger In-house Counsel of
                         Glencore
                         International AG


Directors of Glencore International

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------- ------------------ -------------
Willy R. Strothotte      Chairman                                   Germany

Ivan Glasenberg          Chief Executive                            Australia
                         Officer

Zbynek E. Zak            Non-Executive Director Buetzenweg 16
                                                CH-6300 Zug
                                                Switzerland

Peter A. Pestalozzi      Attorney, Pestalozzi   Loewenstrasse 1
                         Lachenal Patry         CH-8001 Zurich
                                                Switzerland

Craig A. Davis           Chairman & Chief       2511 Garden Road    USA
                         Executive Officer of   Bldg. A, Suite 200
                         Century Aluminum Co.   Monterey, CA 93940

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 9 of 38
---------------------------                           --------------------------


Directors of Glencore Holding

          Name            Principal Occupation   Business Address   Citizenship
------------------------ ---------------------- ------------------ -------------
Willy R. Strothotte      Chairman                                   Germany

Ivan Glasenberg          Chief Executive                            Australia
                         Officer

Zbynek E. Zak            Non-Executive Director Buetzenweg 16
                                                CH-6300 Zug
                                                Switzerland

Peter A. Pestalozzi      Attorney, Pestalozzi   Loewenstrasse 1
                         Lachenal Patry         CH-8001 Zurich
                                                Switzerland

Craig A. Davis           Chairman & Chief       2511 Garden Road    USA
                         Executive Officer of   Bldg. A, Suite 200
                         Century Aluminum       Monterey, CA 93940
                         Company

Andreas P. Hubmann       Officer of Glencore
                         International AG --
                         Accounting

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 10 of 38
---------------------------                           --------------------------


                                    Exhibit 1
                                    ---------

                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(k)

            The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Amendment No. 6 to Schedule 13D, and any amendments thereto, is to be filed.

            Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: October 12, 2007

                                       GLENCORE FINANCE AG


                                       By:   /s/ Andreas Hubmann
                                          ------------------------------------
                                          Name:  Andreas Hubmann
                                          Title: Director


                                       By:   /s/ Steven Isaacs
                                          ------------------------------------
                                          Name:  Steven N. Isaacs
                                          Title: Director


                                       GLENCORE INTERNATIONAL AG


                                       By:   /s/ Lotti Grenacher
                                          ------------------------------------
                                          Name:  Lotti Grenacher
                                          Title:  Officer


                                       By:   /s/ Andreas Hubmann
                                          ------------------------------------
                                          Name:  Andreas Hubmann
                                          Title: Officer

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 11 of 38
---------------------------                           --------------------------


                                       GLENCORE HOLDING AG


                                       By:   /s/ Willy Strothotte
                                          ------------------------------------
                                          Name:  Willy R. Strothotte
                                          Title:  Chairman


                                       By:   /s/ Andreas Hubmann
                                          ------------------------------------
                                          Name:  Andreas Hubmann
                                          Title: Director

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 12 of 38
---------------------------                           --------------------------


                                    Exhibit 2
                                    ---------

                          Securities Purchase Agreement

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 13 of 38
---------------------------                           --------------------------

                                                               EXECUTION VERSION

                          SECURITIES PURCHASE AGREEMENT
                          -----------------------------

      This SECURITIES PURCHASE AGREEMENT (this "Agreement") is made as of October 2, 2007, by and among Ohio Plastics, LLC., a Delaware limited liability company ("Purchaser"), and Glencore Finance AG, a corporation formed under the laws of Switzerland (the "Seller"). Except as otherwise indicated herein, capitalized terms used herein are defined in Section 6 hereof.

      WHEREAS, Seller owns 287,500 shares of the 6.0% Series B Convertible Preferred Stock (the "Preferred Stock") of Milacron, Inc., a Delaware corporation (the "Company"); and

      WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to buy from Seller all of the shares of the Preferred Stock (and all accrued but unpaid or undelivered dividends thereon) held by Seller (the "Sale Transaction").

      NOW, THEREFORE, in consideration of the mutual covenants and premises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.    Sale of Preferred Stock.

      (a) Sale of Securities. At the Closing (as defined below) and upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, transfer, assign and deliver to Purchaser, 287,500 shares of Preferred Stock, representing all of the shares of Preferred Stock owned beneficially and of record by Seller as of the date hereof and as of the Closing (the "Securities"), and Purchaser shall purchase from Seller, all of the right, title, and interest in and to the Securities at a purchase price of $62.39 cash per share (for an aggregate amount of $17,937,500) by wire transfer of immediately available funds to an account designated in writing by Seller (the "Purchase Price").

      (b) Conditions Precedent to Purchaser's Obligations. The following conditions to the obligations of the Purchaser to consummate the transactions contemplated hereby, including, without limitation, the delivery of the Purchase Price to the Seller, shall be satisfied or waived on or prior to the Closing:

            (i) The Board of Directors of the Company (the "Board") shall have duly and irrevocably approved by written resolution (with a copy provided to Purchaser prior to Closing):

            (A) (1) written resignations, effective immediately upon Closing, of no less than four (4) members of the Company's Board of Directors, with each such resignation delivered to the Company in the manner required by
      Section 14 of Article III of the Bylaws of the Company (or any successor provision) and applicable law and (2) the filling of the vacancies caused by the resignations contemplated by clause (b)(i)(A)(1) above in the manner required by Section 16 of Article III of the Bylaws of the Company (or any successor provision) and applicable law with the directors identified by the Purchaser at the time of the Closing (the "Purchaser Directors"), in each case, in a manner such that at and after the Closing, the Purchaser Directors shall constitute a majority of the directors nominated and elected by the Series B Holders and the directors elected by the Series B Holders shall constitute a majority of the Board, and

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 14 of 38
---------------------------                           --------------------------


            (B) all other actions required to effectuate the actions and transactions contemplated in Section 1(b)(i)(A) above; and

            (ii) at the Closing, Purchaser shall have received a certificate executed by an authorized officer of Seller certifying that, as of the Closing Date, each of the representations set forth in Section 3 are true and correct as of the date hereof and all covenants hereunder required to be performed by Seller at or prior to the Closing Date have been so performed.

      (c) Condition Precedent to Seller's Obligations. As a condition to the obligations of Seller to consummate this transaction, at the Closing, Purchaser shall deliver to Seller a certificate executed by an authorized officer of Purchaser certifying that, as of the Closing Date, each of the representations set forth in Section 4 are true and correct as of the date hereof and all covenants hereunder required to be performed by Purchaser at or prior to the Closing Date have been so performed.

2. Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of Greenberg Traurig, LLP in Chicago, Illinois at 10:00 a.m. (local time) on the second business day after satisfaction (or waiver) of the conditions set forth in Section 1 (other than any such conditions that are not capable of being satisfied until the Closing, but subject to the satisfaction or waiver of those conditions), but in any event upon such satisfaction (or waiver) no later than the End Date (as defined below), or at such other place or on such other date as may be mutually agreeable to Seller and Purchaser. The date of the Closing shall be referred to as the "Closing Date".

3. Representations, Warranties and Acknowledgments of Seller.

      (a) Seller hereby represents and warrants to Purchaser that:

            (i) Authorization; Ownership. The execution, delivery, and performance of this Agreement and such other documents or certificates contemplated hereby to which Seller is a party have been duly authorized by Seller. All of the Securities are owned of record and beneficially by Seller, and, immediately prior to the Closing, Seller will have good and valid title to the Securities, free and clear of all security interests, adverse claims, liens, pledges, options, encumbrances, charges, agreements, voting trusts, proxies, and other similar arrangements or restrictions whatsoever (each an "Encumbrance" and, collectively, the "Encumbrances"), other than pursuant to the Registration Rights Agreement, and applicable securities laws and, to the actual knowledge of Seller as of the date hereof, were duly authorized and duly and validly issued, fully paid and nonassessable at the time of issuance to Seller.

            (ii) Binding Obligation. This Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other laws affecting creditors' rights generally and limitations on the availability of equitable remedies.

            (iii) No Breach. The execution and delivery by Seller of this Agreement and such other documents or certificates contemplated hereby, the offering and sale of the Securities hereunder, and the fulfillment of and compliance with the respective terms hereof and thereof by Seller, do not and shall not (A) conflict with or result in a breach of the terms, conditions or provisions of, (B) constitute a default under, (C) result in the creation of any Encumbrance upon the Securities pursuant to, (D) give any third party the right to modify, terminate, or accelerate any obligation under, (E) result in a violation of, or (F) require any authorization, consent, approval, exemption, or other action by or notice to any court or administrative or governmental body pursuant to Seller's Certificate of Incorporation or bylaws (or

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 15 of 38
---------------------------                           --------------------------

similar organizational documents), or any material law, statute, rule, or regulation (including, without limitation, the Securities Act and the rules and regulations of the Securities and Exchange Commission) to which Seller is subject (other than with respect to filings required by the Securities and Exchange Commission in connection with this transaction), or any material agreement, instrument, order, judgment, or decree to which Seller is subject or by which any of their assets are bound.

            (iv) Capitalization. As of the Closing, (i) to the actual knowledge of Seller, the Preferred Stock represents a majority of the Preferred Stock outstanding (on a fully-diluted basis) and a majority of the voting power of the outstanding Preferred Stock (on a fully-diluted basis) and (ii) the holder of the Securities purchased hereunder owns the requisite number of shares of Preferred Stock to control the rights and privileges under the Certificate of Designation for the Preferred Stock when all holders of the Preferred Stock act as a class, including, without limitation, the ability to elect a majority of the members of the board of directors of the Company. On and after the Closing, Purchaser (as holder of the Securities) is and shall be entitled to receive any and all accrued and unpaid or otherwise undelivered dividends on the Securities.

            (v) Fees. In no case will Purchaser be obligated on or after the Closing for any costs, commissions, expenses or fees incurred for the benefit of Seller by, or otherwise payable to, any investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller in connection with the transactions contemplated by this Agreement.

            (vi) Company Material Adverse Effect. Since December 31, 2006, to the actual knowledge of Seller, no circumstance, event, occurrence, change or effect has occurred or exists that has had or is reasonably likely to result in a Material Adverse Effect.

      (b) Seller Acknowledgments. Seller acknowledges that both Seller and Purchaser have material, non-public information that does not appear in public filings, and waives its right to assert any claims against the other party on account of such material non-public information other than pursuant to the indemnification provisions of Section 9. Seller acknowledges that, upon the Closing, to the best of Seller's knowledge, Purchaser shall succeed to all of the rights and obligations of Seller as a "holder" under that certain Registration Rights Agreement, dated March 12, 2004, by and among the Company, Seller and certain other parties named therein pursuant to Section 15 thereof, and no separate express assignment or consent from the Company is required to make the assignment of such rights and obligations thereunder effective.

4.    Representations and Warranties of Purchaser.

      (a) Purchaser hereby represents and warrants to Seller that:

      (i) Purchaser (A) is an "accredited investor" (within the meaning of Rule 501(a) promulgated by the Securities and Exchange Commission) or (B) by reason of Purchaser's business and financial experience, and the business and financial experience of those retained by Purchaser to advise Purchaser with respect to Purchaser's investment in the Securities being purchased hereunder, Purchaser, together with such advisors, has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of the purchase of the Securities and making an informed investment decision with respect thereto;

      (ii) Purchaser is able to bear the economic and financial risk of the purchase of the Securities for an indefinite period of time, and is aware that it may lose the entire amount of its investment;

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 16 of 38
---------------------------                           --------------------------

      (iii) the Purchaser is acquiring the Securities purchased hereunder or acquired pursuant hereto for its own account with the present intention of holding such Securities for investment purposes and that it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws;

      (iv) the execution, delivery, and performance of this Agreement and such other documents or certificates contemplated hereby have been duly authorized by Purchaser and do not require Purchaser to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any law or regulation applicable to Purchaser or other governing documents or any agreement or instrument to which Purchaser is a party or by which Purchaser is bound;

      (v) this Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other laws affecting creditors' rights generally and limitations on the availability of equitable remedies; and

      (vi) in no case will the Seller be obligated on or after the Closing for any costs, commissions, expenses or fees incurred for the benefit of Purchaser by, or otherwise payable to, any investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser in connection with the transactions contemplated by this Agreement

      (b) Purchaser acknowledges that both Seller and Purchaser have material, non-public information that does not appear in public filings, and waives its right to assert any claims against the other party on account of such material non-public information other than pursuant to the indemnification provisions of
Section 9.

5.    Covenants.

      Section 5.01.     Commercially Reasonable Efforts.

      (a) Except as otherwise provided in this Agreement, each of the parties will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each of the parties agrees, provided that no material amount of monies, which in no event shall exceed $100,000, are required to be expended by either of the parties, to (i) take any act, make any undertaking or receive any clearance or approval required by any governmental entity or applicable law and (iii) not to take any action that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby.

      (b) Each of the parties will, and will cause its respective affiliates to,
(i) respond as promptly as practicable to any inquiries or requests received from any governmental entity for additional information or documentation, and
(ii) not enter into any agreement with any governmental entity not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other party (which shall not be unreasonably withheld or delayed).

      (c) Each party shall (i) promptly notify the other party of any written communication to that party or its affiliates from any governmental entity and, subject to applicable law and except with respect to filings required by the Securities and Exchange Commission, permit the other party to review in

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 17 of 38
---------------------------                           --------------------------

advance any proposed written communication to any of the foregoing; (ii) not agree to participate, or to permit its affiliates to participate, in any substantive meeting or discussion with any governmental entity in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate at any such meeting; and (iii) unless otherwise required by law, furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives on the one hand, and any governmental entities or members of their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby.

      Section 5.02. Certain Filings. The parties shall cooperate with one another and use their commercially reasonable efforts, unless otherwise required by law and except with respect to filings required by the Securities and Exchange Commission, (i) in determining whether any action by or in respect of, or filing with, any governmental entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking in a timely manner to obtain any such actions, consents, approvals or waivers.

      Section 5.03. Public Announcements. The parties will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except with respect to filings required by the Securities and Exchange Commission or as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

      Section 5.04. Notices of Certain Events. The parties shall use commercially reasonable efforts to promptly notify the other of:

      (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

      (b) any notice or other communication from any governmental entity in connection with the transactions contemplated by this Agreement; and

      (c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Purchaser, Seller or any of their respective affiliates that relate to the consummation of the transactions contemplated by this Agreement.

      Section 5.05. Further Assurances. Seller acknowledges and agrees that Purchaser's delivery of the Purchase Price at Closing to the Seller is in reliance on and induced by the Seller's agreement to use best efforts to cause the Company to make all filings, promptly after the date of the Annual Meeting, required under applicable securities laws to effectuate the transactions as contemplated herein, including, without limitation, the filing of any proxy materials in accordance with Regulation 14A under the Exchange Act.

6. Definitions. For the purposes of this Agreement, the following terms have the meanings set forth below:

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 18 of 38
---------------------------                           --------------------------

      "Exchange Act" means the Securities and Exchange Act of 1934, as amended from time to time, and all rules and regulations promulgated thereunder.

      "Material Adverse Effect" means any material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or on the ability of Seller to consummate the transactions contemplated hereby; provided that "material adverse effect" shall not include any matters or actions described in (a) any documents or other written materials furnished to Purchaser by the Company or Seller at any time prior to the Closing Date, (b) any filings made by the Company with the Securities and Exchange Commission (other than with respect to the general matters referred to in the "Risk Factors" provisions of such filings) at any time prior to the closing Date, or (c) any other matter relating to the Company disclosed either verbally by the Seller or in writing to Purchaser by the Company or Seller at any time prior to the Closing Date.

      "Person" means an individual, a corporation, a limited liability company, an association, a joint-stock company, a business trust or other similar organization, a partnership, a joint venture, a trust, an unincorporated organization or a government or any agency, instrumentality or political subdivision thereof.

      "Securities Act" means the Securities Act of 1933, as amended from time to time, and all rules and regulations promulgated thereunder.

      "Securities and Exchange Commission" means the United States Securities and Exchange Commission and any governmental body or agency succeeding to the functions thereof.

      "Subsidiaries" means any corporation or other entity of which the securities or other ownership interests having the voting power to elect a majority of the board of directors or other governing body are, at the time of determination, owned by the Company, directly or through one or more Subsidiaries.

7.    Termination.

      Section 7.01. Termination. This Agreement may be terminated and the Sale Transaction may be abandoned at any time prior to the Closing:

      (a) by mutual written agreement of Seller and Purchaser;

      (b) by either of Seller or Purchaser, if:

      (i) the Sale Transaction has not been consummated on or before the date which is 200 days after the date of the Annual Meeting (such date, the "End Date"); provided that the right to terminate this Agreement pursuant to this
Section 7.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Sale Transaction to be consummated by such time; or

      (ii) there shall be any law or regulation in effect that makes consummation of the Sale Transaction illegal or otherwise prohibited, or any judgment, injunction, order, writ or decree of any governmental entity enjoining Seller or Purchaser from consummating the Sale Transaction is entered and such judgment, injunction, decree or order shall have become final and nonappealable (provided that the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall not be available to any party

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 19 of 38
---------------------------                           --------------------------

whose material failure to fulfill any obligation under this Agreement, has been the principal cause of or resulted in such judgment, injunction, decree or order).

      (c) by Purchaser, if Seller shall have breached any representation or warranty contained in this Agreement, or failed to perform any obligation, agreement or covenant on the part of Seller set forth in this Agreement, which breach or failure to perform (i) would cause any of the conditions set forth in
Section 1(b) not to be satisfied, and (ii) shall not have been cured (if curable) by Seller within 20 business days after written notice from Purchaser (or such longer period during which Seller exercises reasonable best efforts to cure);

      (d) by Seller, if Purchaser shall have breached any representation or warranty contained in this Agreement or failed to perform any obligation, agreement, or covenant on the part of Purchaser set forth in this Agreement, which breach or failure to perform (i) would cause any of the conditions set forth in Section 1(c) of this Agreement not to be satisfied, and (ii) shall not have been cured (if curable) by Purchaser within 20 business days after written notice from Seller (or such longer period during which Purchaser exercises reasonable best efforts to cure).

      The party desiring to terminate this Agreement pursuant to this Section
7.01 (other than pursuant to Section 7.01(a)) shall give notice of such termination to the other party.

      Section 7.02. Effect of Termination. If this Agreement is terminated pursuant to Section 7.01, this Agreement shall become void and of no effect with no liability on the part of any party (or any shareholder, director, officer, employee, agent, consultant, representative or affiliate of such party) to the other party hereto, provided that, if such termination shall result from the failure of either party to (i) fulfill a condition to the performance of the obligations of the other party or (ii) perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of
Section 7.01 and this Section 7.02, shall survive any termination hereof pursuant to Section 7.01.

8. Securities Law Restrictions on Transfer of the Securities. The Securities are restricted securities transferable only pursuant to (i) public offerings registered under the Securities Act, (ii) Rule 144 or Rule 144A of the Securities and Exchange Commission (or any similar rule or rules then in force) if such rule is available and (iii) subject to the conditions specified in the Registration Rights Agreement, any other legally available means of transfer.

9.    Indemnification.

      Section 9.01 Survival of Representations and Warranties. The representations and warranties in this Agreement or in any writing delivered by any party to another party in connection with this Agreement shall survive the Closing as follows:

      (a) the representations and warranties in Section 3(a)(i), Section 3(a)(ii), Section 3(a)(iii) and Section 3(a)(iv) shall survive Closing indefinitely; and

      (b) all other representations and warranties in this Agreement or in any writing delivered by any party to another party in connection with this Agreement shall terminate on the date which is 90 days after the Closing;

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 20 of 38
---------------------------                           --------------------------

provided that any representation or warranty in respect of which indemnity may be sought in good faith under Section 9.02 below, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 9.01 if written notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party (in reasonable detail) against whom such indemnity may be sought prior to such time (regardless of when the losses in respect thereof may actually be incurred). The representations and warranties in this Agreement or in any writing delivered by any party to another party in connection with this Agreement shall survive for the periods set forth in this Section 9.01 and shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any party, or the knowledge of any party's officers, directors, stockholders, employees or agents (other than as otherwise provided with respect to Section 3(a)(vi)) or the acceptance by any party of any certificate or opinion hereunder. The parties acknowledge that, subject to Section 9.01(a)(ii), indemnification hereunder with respect to the breach of any covenant or agreement contained herein, including any breach of any covenant or agreement contained in Section 1, Section 5,
Section 7 or this Section 9, shall not be subject to any time or other limitations (other than those imposed under any applicable statute of limitations).

      Section 9.02      Indemnification.

      (a) Seller shall indemnify Purchaser and its affiliates, stockholders, officers, directors, employees, agents, partners, representatives, successors and assigns (collectively, the "Purchaser Parties") and save and hold each of them harmless against and pay on behalf of or reimburse such Purchaser Parties as and when incurred for any loss, liability, cost, damage, deficiency, tax, penalty, fine or expense, whether or not arising out of third-party claims (including interest, penalties, reasonable attorneys' fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing) (collectively, "Losses"), which any such Purchaser Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of: (i) any breach by Seller of any representation or warranty made by the Seller in this Agreement; or (ii) any nonfulfillment or breach of any covenant, agreement or other provision by the Seller under this Agreement (other than with respect to the last sentence of Section 3(b)); provided that Seller's aggregate liability under clause (a) above (other than with respect to the representations and warranties contained in Section 3(a)(i), Section 3(a)(ii),
Section 3(a)(iii) and Section 3(a)(iv)), shall in no event exceed an aggregate amount equal to 10% of the Purchase Price (with it being understood, however, that nothing in this Agreement (including this Section 9.02(a)) shall limit or restrict any of the Purchaser Parties' right to maintain or recover any amounts in connection with any action or claim based upon fraud or intentional misrepresentation).

      (b) Purchaser agrees to and shall indemnify Seller and its affiliates (other than the Company), stockholders, officers, directors, employees, agents, partners, representatives, and their successors and assigns ("Seller Parties") and save and hold each of them harmless against and pay on behalf of or reimburse such Seller Parties as and when incurred for any Losses which Seller Parties may suffer, sustain or become subject to, as the result of, in connection with, relating or incidental to or by virtue of (i) any breach by Purchaser of any representation or warranty made by the Purchaser in this Agreement; or (ii) any nonfulfillment or breach of any covenant, agreement or other provision by the Purchaser under this Agreement; provided that Purchaser's aggregate liability under clause (b)(i) above (other than with respect to the representations and warranties contained in Section 4(a)(iv), Section 4(a)(v) or
Section 4(a)(vi)) shall not exceed an aggregate amount equal to 10% of the Purchase Price (with it being understood, however, that nothing in this Agreement (including this Section 9.02(b)) shall limit or restrict any of the Seller Parties' right to maintain or recover any amounts in connection with any action or claim based upon fraud or intentional misrepresentation).

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 21 of 38
---------------------------                           --------------------------

      (c) Except as otherwise provided herein, any indemnification of the Purchaser Parties or Seller pursuant to this Section 9.02 shall be effected by wire transfer of immediately available funds from Seller or Purchaser, as the case may be, to an account(s) designated by the applicable Purchaser Party or Seller, as the case may be, within ten days after the final determination of a court of competent jurisdiction of the amount of indemnification due hereunder.

      (d) Seller hereby agrees that it shall not make any claim for indemnification against Purchaser, the Company or any of their respective affiliates by reason of the fact that Seller is or was a shareholder, director, officer or agent of the Company or any of its affiliates or is or was serving at the request of the Company or any of its Affiliates as a partner, trustee, director, officer or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise) with respect to any action, suit, proceeding, complaint, claim or demand brought by any of the Purchaser Parties against Seller pursuant to this Agreement or applicable law or otherwise, and Seller hereby acknowledges and agrees that it shall not have any claim or right to contribution or indemnity from the Company or any of its affiliates with respect to any amounts paid by it pursuant to this Agreement or otherwise. Effective upon the Closing, Seller hereby irrevocably assigns to Purchaser its rights to any and all claims against the Company arising or relating to events occurring on or prior to the Closing Date of any kind or nature whatsoever, whether in its or its representatives' capacity as a shareholder, officer or director of the Company or any of its affiliates or otherwise, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding (other than this Agreement and any of the other documents executed and delivered in connection herewith) or otherwise at law or equity, and Seller agrees that it shall not seek to recover any amounts in connection therewith or thereunder from the Company or any of its affiliates.

10.   General Provisions.

      (a) Expenses. Purchaser and Seller will each bear their respective costs and expenses (including attorneys' fees and expenses) incurred in connection with the preparation, negotiation, and consummation of this Agreement and the transactions contemplated hereby.

      (b) Notices. Any notice, request, instruction, or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (i) when received if given in person, (ii) on the date of transmission if sent by telex, telecopy, or other wire transmission (with answer back confirmation of such transmission), (iii) upon delivery, if delivered by a nationally known commercial courier service providing next day delivery service (such as Federal Express), or (iv) upon delivery, or refusal of delivery, if deposited in the U.S. mail, certified or registered mail, return receipt requested, postage prepaid:

      If to Purchaser, to it at:

            Ohio Plastics, LLC
            c/o H.I.G. Capital, LLC
            1001 Brickell Bay Drive, 26th Floor
            Miami, FL  33131
            Attention:  John Bolduc
                        Tiffany Kosch
            Facsimile:  (305) 379-3655

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 22 of 38
---------------------------                           --------------------------


            with a copy to (which shall not constitute notice):

            Greenberg Traurig, LLP
            77 West Wacker Drive
            Suite 2400
            Chicago, Illinois  60601
            Attention:  E. Paul Quinn
                        Jeffrey L. Terry
            Facsimile:  (312) 456-8435

      If to the Seller, to it at:

            Glencore Finance AG
            Baarermattstrasse 3
            CH-6341 Baar
            Switzerland
            Attention:  Steven N. Isaacs
            Facsimile:  011 41 41 709 2848

            with a copy to (which shall not constitute notice):

            Cadwalader, Wickersham & Taft LLP
            One World Financial Center
            New York, New York  10281
            Attention:  Matthew M. Weber
            Facsimile:  (212) 504-6666

      (c) Complete Agreement. This Agreement and those documents expressly referred to herein embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

      (d) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

      (e) Counterparts. This Agreement may be executed simultaneously in two or more counterparts (including by means of facsimile), any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 23 of 38
---------------------------                           --------------------------

      (f) Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by any of the parties hereto and their respective successors and assigns (including subsequent holders of Securities).

      (g) Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word "including" in this Agreement shall be by way of example rather than by limitation.

      (h) Choice of Law. This Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

      (i) Venue; Jurisdiction. The parties hereto hereby irrevocably submit to personal jurisdiction of the state or federal court sitting in Wilmington, Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. To the fullest extent permitted by law, (i) Seller hereby agrees that service of a complaint or other process may be made addressed to The Corporation Trust Company at the address provided below, and designates The Corporation Trust Company at such address as its agent and attorney-in-fact for service of process in the State of Delaware, such designation being irrevocable and coupled with an interest and (ii) Purchaser hereby agrees that service of a complaint or other process may be made addressed to The Corporation Trust Company, and designates The Corporation Trust Company at such address as its agent and attorney-in-fact for service of process in the State of Delaware, such designation being irrevocable and coupled with an interest, and such service being agreed by the parties to be sufficient for the service of legal process on each of the respective parties in the State of
Delaware:

      The Corporation Trust Company
      1209 Orange Street
      Wilmington, DE 19801
      (302) 658-7581

      (j) Third-Party Beneficiary. The provisions hereof are solely for the benefit of the parties hereto and will not give rise to any rights in any other third party.

      (k) Remedies. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party in its sole discretion may apply to any court of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement. Except for remedies that cannot be waived as a matter of law or as otherwise specified in the first sentence of this Section 10(k), if the Closing occurs, indemnification pursuant to Section 9 will be the exclusive remedy for any breach of this Agreement (including any representation, warranty, covenant and agreement contained in this Agreement), other than in respect of claims based on fraud or intentional misrepresentation.

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 24 of 38
---------------------------                           --------------------------

      (l) Amendment and Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of the parties hereto.

      (m) Waiver of Jury Trial. Each of the parties to this Agreement irrevocably and unconditionally waives the right to a trial by jury in any action, suit, or proceeding arising out of, connected with, or relating to this Agreement, the matters contemplated hereby, or the actions of the parties in the negotiation, administration, performance, or enforcement of this Agreement.

      (n) Delivery by Facsimile; E-mail. This Agreement and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or e-mail, shall be treated in all manner and respects as an original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 25 of 38
---------------------------                           --------------------------


      IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement on the date first written above.

                                  Ohio Plastics, LLC

                                  By:  Ohio Plastics Financing Inc., its manager


                                  By:     /s/ John Bolduc
                                        ----------------------------------------
                                  Name: John Bolduc
                                  Its:  Director and President

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 26 of 38
---------------------------                           --------------------------



                                    Glencore Finance AG




                                    By:     /s/ Steven Isaacs
                                          --------------------------------------
                                    Name: Steven Isaacs
                                    Its:  Director



                                    By:     /s/ Barbara Wolfensberger
                                          --------------------------------------
                                    Name: Barbara Wolfensberger
                                    Its:  Director

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 27 of 38
---------------------------                           --------------------------


                                    Exhibit 3
                                    ---------

                                Voting Agreement

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 28 of 38
---------------------------                           --------------------------

                                VOTING AGREEMENT

            VOTING AGREEMENT, dated as of October 2, 2007 (this "Agreement"), by and among Milacron Inc., a Delaware corporation (the "Company") and Glencore Finance AG ("Glencore" or the "Stockholder").

                              W I T N E S S E T H:

            WHEREAS, Glencore owns 287,500 shares (the "Covered Shares") of 6.0% Series B Convertible Preferred Stock (the "Series B Preferred Stock") of the Company.

            WHEREAS, Glencore desires to sell, and Ohio Plastics, LLC, a Delaware limited liability company ("Ohio Plastics"), wishes to buy, all of the Covered Shares.

            WHEREAS, Glencore and Ohio Plastics requested that the Board of Directors of the Company (the "Board") render inapplicable certain restrictions imposed by Section 203 of the Delaware General Corporation Law (the "DGCL") that may otherwise apply to Ohio Plastics upon its purchase of the Covered Shares.

            WHEREAS, Glencore and Ohio Plastics also requested that the Board adopt certain amendments to the Rights Agreement dated as of February 5, 1999 between the Company and Mellon Investor Services LLC, as the same has been amended (the "Rights Agreement"), in order to prevent the exercise of rights under such agreement that may dilute Ohio Plastics' ownership interest in the Company following the purchase of the Covered Shares by Ohio Plastics.

            WHEREAS, a committee of the Board duly formed to take action with respect to such requests (the "Special Committee") has determined that it is in the best interests of the Company and its stockholders to render inapplicable the restrictions imposed by Section 203 of the DGCL and adopt the requested amendment to the Rights Agreement if Glencore enters into this Agreement.

            NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                     ITEM 2.

                                     GENERAL

      (a) Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.

            "Business Day" means any day other than a Saturday or Sunday or a day on which banks are required or authorized to be closed in the city of Cincinnati, Ohio.

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 29 of 38
---------------------------                           --------------------------

            "Charter Amendments" means the amendments to the Certificate of Designation of the 6.0% Series B Convertible Preferred Stock of the Company that are in the form attached hereto as Exhibit A.

            "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity, or any group comprised of two or more of the foregoing.

            "Special Committee" has the meaning set forth in the Recitals to this Agreement.

            "Special Meeting" means any meeting of the stockholders of the Company, including any adjournment or postponement of such meeting, at which the Charter Amendments are submitted for stockholder consideration.

                                     ITEM 3.

                                     VOTING

      (a) Agreement to Vote. Notwithstanding any transfer of the Covered Shares to any other party, the Stockholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at the Special Meeting, however noticed and called, including any adjournment or postponement thereof, and in connection with any written consent of the stockholders of the Company in lieu of a Special Meeting, the Stockholder shall, in each case to the fullest extent that the Stockholder is entitled to vote the Covered Shares thereon or consent thereto:

            (a) appear at each such Special Meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

            (b) vote (or cause to be voted), in person or by proxy or consent, as applicable, all of the Covered Shares: (i) in favor of the adoption of the Charter Amendments; (ii) against any action or agreement submitted for the vote or written consent of stockholders that is in opposition to, or inconsistent with, the Charter Amendments; and (iii) against any other action, agreement or transaction submitted for the vote or written consent of stockholders that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the adoption of the Charter Amendments.

      (b) No Inconsistent Agreements. The Stockholder hereby covenants and agrees that, except for this Agreement, the Stockholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Shares,
(b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy (except pursuant to Section 2.3 hereof), consent or power of attorney with respect to the Covered Shares and (c) has not taken and shall not knowingly take

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 30 of 38
---------------------------                           --------------------------

any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement. For the avoidance of doubt, the entering into, execution, delivery and performance of any agreement by and between Glencore and Ohio Plastics with respect to the sale and purchase of the Covered Shares shall not be deemed to violate the foregoing sentence.

      (c) Proxy. The Stockholder hereby irrevocably appoints as its proxy and attorney-in-fact, Charles F. C. Turner and Larry D. Yost, and each of them and their successors and assigns (collectively, the "Grantees"), with full power of substitution and resubstitution, from the date hereof to the termination of this Agreement in accordance with Section ITEM 6(a), to vote with respect to the Covered Shares in accordance with Section (a) hereof and, in the discretion of the Grantees, with respect to any proposed postponements or adjournments of any Special Meeting and to sign or execute on behalf of the Stockholder (as a stockholder of record of the Company as of the record date for any action) any ballot, proxy, consent, certificate or other document relating to the Company that the law permits or requires, in a manner consistent with Section 2.1 of this Agreement. This proxy is coupled with an interest and is intended to secure the voting agreements provided for in this Agreement and shall be irrevocable, and the Stockholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by the Stockholder with respect to the Covered Shares. The irrevocable proxy set forth in this Section (c) shall be valid and irrevocable until the termination of this Agreement in accordance with
Section ITEM 6(a). The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such Stockholder acknowledges and agrees that the vote (or consent) of any one of the above-named Grantees (or their substitutes) shall control in any conflict between the vote by such Grantees of such Covered Shares (or consent by such Grantees with respect to such Covered Shares) and a vote by such Stockholder of such Covered Shares (or consent by such Stockholder with respect to such Covered Shares).

      (d) Purchase and Sale of the Covered Shares. The parties hereto acknowledge and agree that the agreements made by the Stockholder hereunder are given as inducement for, in consideration of, and as a condition precedent to, the entering into, execution and delivery of any agreement by and between Glencore and Ohio Plastics with respect to the sale and purchase of the Covered Shares.

                                     ITEM 4.

                         REPRESENTATIONS AND WARRANTIES

      (a) Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

            (a) Organization; Authorization; Validity of Agreement; Necessary Action. The Stockholder is duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Stockholder has the requisite power and authority to

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 31 of 38
---------------------------                           --------------------------

execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by the Stockholder of this Agreement and the performance by it of its obligations hereunder have been duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and constitutes a legal, valid and binding agreement of the Stockholder, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles.

            (b) No Violation. Neither the execution and delivery of this Agreement by the Stockholder, nor the performance by the Stockholder of its obligations under this Agreement, nor the consummation by the Stockholder of the transactions contemplated hereby nor compliance by the Stockholder with any of the provisions herein will (i) result in a violation or breach of or conflict with the governing documents of the Stockholder, or (ii) violate any judgments, decrees, injunctions, rulings, awards, settlements, stipulations, orders or law applicable to the Stockholder or any of its respective properties, rights or assets.

                                     ITEM 5.

                                 OTHER COVENANTS

      (a) Prohibitions. The Stockholder hereby agrees it shall not (i) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, the Stockholder's representations, warranties, covenants and obligations under this Agreement; or (ii) take any action that could restrict or otherwise affect the Stockholder's legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Notwithstanding anything in this Agreement to the contrary, the representations, warranties and covenants of the Stockholder set forth herein shall apply only with respect to the voting rights that the Covered Shares confer upon the Stockholder as of the record date for stockholder action on the Charter Amendments, and for the avoidance of doubt (except as provided in Section 5.2) shall not prohibit the entering into, execution, delivery and performance of any agreement by and between Glencore and Ohio Plastics with respect to the sale and purchase of the Covered Shares.

      (b) Further Assurances. From time to time, at the Company's request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or advisable to effect the actions and consummate the transactions contemplated by this Agreement. Without limiting the foregoing, the Stockholder hereby authorizes the Company to publish and disclose in any announcement or disclosure required by the SEC the Stockholder's identity and ownership of the Covered Shares and the nature of the Stockholder's obligations under this Agreement.

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 32 of 38
---------------------------                           --------------------------

                                     ITEM 6.

                                  MISCELLANEOUS

      (a) Termination. This Agreement shall remain in effect until the earlier to occur of (a) the delivery to the Company of a certificate from the duly appointed inspector of elections of a Special Meeting certifying that the Charter Amendments have been adopted by the required approvals listed in the Company's proxy statement for such Special Meeting and (b) December 31, 2007, and after the occurrence of such applicable event this Agreement shall terminate and be of no further force. Nothing in this Section 5.1 and no termination of this Agreement shall relieve or otherwise limit any party of liability (in contract, tort or otherwise, and whether existing in law or equity) for any breach of this Agreement.

      (b) Legends and Acknowledgements.

            (a) The Covered Shares may not be transferred, in whole or in part, unless proper provision shall be made to ensure that the certificate(s) issued to the transferee that represent such transferred shares include(s) the following legend on the face thereof, which shall remain on such certificate(s) until the termination of this Agreement:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON VOTING AND TRANSFER AND CERTAIN OTHER LIMITATIONS SET FORTH IN THE VOTING AGREEMENT DATED AS OF OCTOBER 2, 2007 BETWEEN GLENCORE FINANCE AG AND THE COMPANY, COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY AND SHALL BE PROVIDED TO A STOCKHOLDER OF THE COMPANY FREE OF CHARGE UPON A REQUEST THEREFOR."

            In addition to the foregoing provisions, the Stockholder shall not transfer one or more of the Covered Shares to any other Person unless, prior to such transfer, the Stockholder and such Person execute and deliver an acknowledgement substantially in the form attached hereto as Exhibit B and deliver such acknowledgement to the Company.

      (c) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and the Company shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

      (d) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, post prepaid. All notices hereunder shall

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 33 of 38
---------------------------                           --------------------------

be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

            (a)   if to the Company to:

                        Milacron Inc.
                        2090 Florence Ave.
                        Cincinnati, OH 45206
                        Attention: Hugh O'Donnell
                        Facsimile No.: 513-487-5969

            With a copy to:

                        Morris, Nichols, Arsht & Tunnell LLP
                        1201 N. Market Street,
                        P.O. Box 1347
                        Wilmington, DE 19899-1347
                        Attention: A. Gilchrist Sparks, III
                        Facsimile No.: 302-425-4683

            (b)   if to the Stockholder, to:

                        Glencore Finance AG
                        Baarermattstrasse 3
                        CH-6341 Baar
                        Switzerland
                        Attention: Steven N. Isaacs
                        Facsimile No.: 011-41-41-709-2848

                  With a copy to:

                        Cadwalader, Wickersham & Taft LLP
                        One World Financial Center
                        New York, New York 10281
                        Attention: Matthew M. Weber
                        Facsimile No.: 212-504-6666

      (e) Interpretation. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the other.

      (f) Counterparts. This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 34 of 38
---------------------------                           --------------------------

      (g) Entire Agreement. This Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

      (h) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

            (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall, to the fullest extent permitted by applicable law, be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (and any appellate court of the State of Delaware) and the Federal courts of the United States of America located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, to the fullest extent permitted by applicable law, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (and any appellate court of the State of Delaware) and the Federal courts of the United States of America located in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or a Federal court of the United States of America located in the State of Delaware.

            (b) Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 5.8.

            (c) To the fullest extent permitted by applicable law, each party hereto irrevocably consents to the service of process out of any of the aforementioned courts in any suit, action or other proceeding arising out of this Agreement by the mailing of copies thereof by mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgement of receipt of such registered mail; provided that nothing in this Agreement shall affect the right of any party to serve legal process in any other manner permitted by law.

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 35 of 38
---------------------------                           --------------------------

      (i) Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by the duly appointed officer of the Company upon direction of the Special Committee and by the Stockholder. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the Company and the Stockholder.

      (j) Remedies. i) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

            (a) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

      (k) Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner adverse to any party or its stockholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties as closely as possible and to the end that the transactions contemplated hereby shall be fulfilled to the maximum extent possible.

      (l) Successors and Assigns; Third Party Beneficiaries. The Special Committee is hereby acknowledged and made a third party beneficiary of this Agreement with full rights and powers to enforce the terms hereof. Except as provided in the preceding sentence, neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part (by operation of law or otherwise), by any party without the prior written consent of the other party hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 36 of 38
---------------------------                           --------------------------

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

                                                MILACRON INC.



                                          By:      /s/ Larry D. Yost
                                                ------------------------------
                                                Name:  Larry D. Yost
                                                Title: Chairman
                                                       Special Committee
                                                       Board of Directors
                                                       Milacron Inc.



                                                GLENCORE FINANCE AG



                                          By:      /s/ Barbara Wolfensberger
                                                ------------------------------
                                                Name:  Barbara Wolfensberger
                                                Title: Director

                                          And

                                          By:      /s/ Steven Isaacs
                                                ------------------------------
                                                Name:  Steven Isaacs
                                                Title: Director

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 37 of 38
---------------------------                           --------------------------

Exhibit A:  Form Of Charter Amendments

             FIRST: Section 9 of the Certificate of Designation of Voting Powers, Designation, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of 6.0% Series B Convertible Preferred Stock (the "Designation") of the Milacron Inc. (the "Company") is hereby amended by inserting the following text as a new paragraph
(vi) at the end of Section 9:

            (vi) Notwithstanding the foregoing provisions of this Section 9, no Series B Preferred Stock may be redeemed by the Company pursuant to the provisions of this Section 9 unless such redemption is permitted by or complies with the terms and provisions of the Financing Agreements, including, without limitation, Section 4.07 of the Indenture governing the Company's 11 1/2% Senior Secured Notes due 2011, between Milacron Escrow Corporation and U.S. Bank National Association, dated May 26, 2004, as amended and supplemented.

            SECOND: The definition of "Initial Investors" set forth in Section 18 of the Designation is hereby amended to read in its entirety as follows:

            "Initial Investors" means (i) Glencore Finance AG, (ii) Mizuho International plc, (iii) Ohio Plastics, LLC and its affiliates and associates and (iv) solely for purposes of the definition of "Change of Control," any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) who beneficially owns shares of capital stock of the Company that at any time were beneficially owned by any of the persons described in clause (iii). For purposes of this paragraph, shares are "beneficially owned" by a person who would be considered a beneficial owner of such shares pursuant to Rules 13d-3 and 13d-5 under the Exchange Act.

            THIRD: Clause (i) of the definition of "Change of Control" set forth in Section 18 of the Designation is hereby amended to replace the word "both" with the word "more."

            FOURTH: The definition of "Contingent Warrants" set forth in Section 18 of the Designation is hereby amended to replace the words "the Initial Investors" with the words "Glencore Finance AG and Mizuho International plc."

            FIFTH: The definition of "Note Purchase Agreement" set forth in
Section 18 of the Designation is hereby amended to replace the words "the Initial Investors" with the words "Glencore Finance AG and Mizuho International plc."

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 38 of 38
---------------------------                           --------------------------



Exhibit B:  Form Of Acknowledgement


Acknowledgement. By their execution of this document, Glencore Finance AG ("Glencore") and [__________] (the "Transferee") hereby acknowledge and agree that the shares of 6% Series B Convertible Preferred Stock of Milacron Inc. (the "Company") to be transferred by Glencore to the Transferee are subject to certain voting restrictions and an irrevocable proxy set forth in the Voting Agreement dated as of [_____] _, 2007 by and among the Company and Glencore, a copy of which is attached hereto and incorporated herein by reference.